Via Facsimile and U.S. Mail
Mail Stop 6010

October 25, 2006

Harold E. Selick, Ph.D.
Chief Executive Officer
Threshold Pharmaceuticals, Inc.
1300 Seaport Boulevard
Redwood City, CA 94063

**Re: Threshold Pharmaceuticals, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2005
          Filed March 28, 2006
          File No. 000-51136**

Dear Dr. Selick:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief